U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September 13, 2018

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the "Trust") Securities Act Registration No.: 333-133691
Investment Company Registration No.: 811-21897
Argent Small Cap Fund (S000063161)

Dear Ms. Marquigny:

This letter is being filed in response to your oral comments of August 27, 2018 regarding the Trust's Post-Effective Amendment ("PEA") No. 50 to its registration statement, filed on behalf of its series, the Argent Small Cap Fund (the "Fund").  PEA No. 50 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act") on Form N‑1A on July 12, 2018 for the purpose of registering the Fund as a new series of the Trust.  Prior to the effective date of PEA No. 50, the Trust intends to file an additional PEA pursuant to Rule 485(b) under the 1933 Act, to be effective no earlier than PEA No. 50, for the purpose of incorporating the revisions discussed herein and to file exhibits to the Trust's registration with respect to the Fund.

For your convenience in reviewing the Trust's response, each of your comments is included in bold typeface and immediately followed by the Trust's response.

The Trust's responses to your comments are as follows:

General Comments

1.	Staff Comment: If the Fund will not be offering Retail Shares at the time the registration statement becomes effective, please remove Retail Shares from the registration statement entirely.

Response:  The Trust respectfully declines to make the requested revision. The Trust further responds by explaining supplementally that the Fund intends to offer Retail Shares in the future through various financial intermediaries, and that in most circumstances such financial intermediaries require the effective registration of a share class as a prerequisite to considering the placement of a mutual fund on an intermediary platform. The Trust undertakes to supplement the registration statement with respect to the Fund prior to any public offering of Retail Shares to include the ticker symbol for the share class and to remove references to the share class not being offered.

Prospectus – Summary Section – Fees and Expenses of the Fund

2.	Staff Comment: Please consider removing the "Shareholder Fees" line item entirely, as no such fees are imposed.

Response:  The Trust responds by making the suggested revision.

3.
Staff Comment: With regard to the "Shareholder Servicing Fees" line item under "Annual Fund Operating Expenses," the Staff notes that Instruction 3(a) to Item 3 of Form N-1A provides that the "Management Fees" line item of the Fees and Expenses of the Fund table should include "administrative fees payable to the investment adviser or its affiliates that are not included as "Other Expenses." Please move the Shareholder Servicing Fees under "Other Expenses," or alternatively explain why it is appropriate to include Shareholder Servicing Fees as a separate line item pursuant to the Instructions to Item 3.

Response:  The Trust responds by explaining supplementally that the Shareholder Servicing Fees have been included as a separate line item pursuant to Instruction 3(b) to Item 3 of Form N-1A, which states in part "Under an appropriate caption or a subcaption of "Other Expenses," disclose the amount of any distribution or similar expenses deducted from the Fund's assets other than pursuant to a rule 12b-1 plan.  The Trust belives that the Shareholder Servicing Fees, while not related to distribution, are "similar expenses" in that they are charged pursuant to a written Shareholder Servicing Plan that has been adopted by the Board of Trustees of the Trust for the purpose of paying expenses related to servicing of shareholder accounts.  The Trust notes supplementally that the Fund has determined not to implement a shareholder servicing fee for Institutional Shares, and has revised the applicable line item in the table accordingly.

4.
Staff Comment:  Please clarify whether the expense limitation arrangement described in footnote (2) to the Fees and Expenses of the Fund table is a contractual arrangement.  If not, please remove the footnote and related items, as they are not permissible under Item 3 of Form N-1A if the arrangement is not pursuant to a contractual arrangement.

Response:  The Trust responds by stating supplmentally that the arrangement is contractual.  The Trust further responds by explaining supplementally that the expenses of the Fund are estimated to fall below the expense cap for the Fund's initial year of operation, and as a result the footnote and line items in the table related to the expense limitation arrangement have been removed entirely, as they are no longer applicable.

Prospectus – Summary Section – Portfolio Turnover

5.	Staff Comment: Please consider providing the portfolio turnover rate of the Predecessor Fund for its most recent fiscal year.

Response:  The Trust responds by making the suggested revision.

Prospectus – Summary Section – Principal Investment Strategies

6.
Staff Comment:  Please revise the second paragraph in this section to provide a Plain English description of how the Fund's investment adviser determines which stocks to select for the Fund's investment portfolio.  Specifically, please revise the second, fourth, fifth and seventh lines in this paragraph using Plain English terminology.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

"The Fund will generally hold 60 to 80 stocks identified by the Fund's investment advisor, Argent Capital Management LLC (the "Advisor") through its active, bottom-up fundamental investment research process, which employs quantitative screening to identify incremental changes in fundamentals and qualitative research and analysis, emphasizing valuation and anticipating change to identify overlooked and underappreciated stocks in the small-cap universe. The Fund will invest in companies that, in the Advisor's opinion, are undergoing positive fundamental change that is expected to result in superior returns over the long term and exhibit attractive reward opportunities when compared to the risk of investment. The Fund's investment strategy is a "core" approach. The Fund is comprised of "core growth" stocks, which are companies with earnings and sales growth that are above the average compared to the market, and that continue to reinvest in their business to seek further growth. The Fund also holds "core value" stocks, which are companies trading at significant discounts and are deemed to be undervalued by the market. The Fund incorporates a broad spectrum of investment opportunities in the small capitalization universe. The Advisor will sell an investment when the stock reaches the target value determined by the Advisor, if fundamentals supporting the stock's value deteriorate, o r when a better investment opportunity becomes available."

Prospectus – Summary Section – Performance

7.
Staff Comment:  Please confirm and reconcile the inception date of the Predecessor Fund, which is stated as "July 15, 2008" in the first paragraph under the sub-heading entitled "Performance," but is stated as "1/1/2008" in the "Since Inception" caption in the Average Annual Total Returns table.

Response:  The Trust responds by confirming supplementally that the inception date of the Predecessor Fund was July 15, 2008, and by revising the inception date in the "Since Inception" caption in the Average Annual Total Returns table to read "7/15/2018," accordingly.

8.	Staff Comment: Please add a heading to the bar chart to clarify that the returns shown in the bar chart are those of the Predecessor Fund.

Response:  The Trust responds by making the requested revision.

9.
Staff Comment:  Please remove the 2008 returns from the bar chart and best/worst quarter disclosures immediately following the bar chart, as the Predecessor Fund did not have a full calendar year of performance for 2008.

Response:  The Trust responds by making the requested revisions.

10.
Staff Comment:  Please move the disclosure provided in the footnote to the Average Annual Total Returns table to a parenthetical to the "Argent Small Cap Fund" line item in the table, in order to clarify that returns shown are those of the Predecessor Fund.

Response:  The Trust responds by making the requested revision.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Invsetment Strategies

11.
Staff Comment:  In addition to making any conforming revisions pursuant to the Staff's comments on the discussion of "Principal Investment Strategies" in the Summary Section, please revise the following disclosure in this section using Plain English terminology: "The Change-Based InvestingSM approach seeks to identify companies undergoing positive fundamental change or a catalyst at the industry or company level, and evaluates whether such change is expected to accelerate growth in sales, margins or returns.

Response:  The Trust responds by revising the applicable disclosures in this section to read as follows:

"The Advisor selects stocks for the Fund that demonstrate characteristics consistent with the Advisor's proprietary Change-Based InvestingSM approach, which employs four aspects to screen investments: identify change, quantify change, evaluate change and verify change. The Change-Based InvestingSM approach seeks to identify companies undergoing positive fundamental change or a catalyst at the industry or company level, and evaluates whether such change is expected to accelerate growth in the company's sales, margins or returns. The Advisor then evaluates the change by considering the upside potential of the stock compared to the downside risk. Finally, the Advisor verifies the validity of the anticipated change with company or industry experts. When all four aspects of change are demonstrated, the Advisor believes a company has strong potential to generate superior returns over the long term.

The Advisor employs a "core" strategy for the Fund. The Fund is comprised of "core growth" stocks, which are companies with earnings and sales growth that are above the average compared to the market, and that continue to reinvest in their business to seek further growth. The Fund also holds "core value" stocks, which are companies trading at significant discounts and are deemed to be undervalued by the market. The Fund incorporates a broad spectrum of investment opportunities in the small capitalization universe.

The Advisor's sell discipline is guided by the same process used to originally screen the investment universe. The Advisor will sell an investment when the stock reaches the target value determined by the Advisor, if fundamentals supporting the stock's value deteriorate, or when a better investment opportunity becomes available. Sales can be process, event or valuation driven."

Prospectus – Shareholder Information – Purchase of Shares – Additional Information Regarding Purchases

12.
Staff Comment:  The Staff notes disclosure in this section suggests a $25 fee may be assessed for any payment that is returned, including in the event that a purchase order is rejected because it is considered to be disadvantageous to shareholders, but does not provide the specific circumstances under which this may be done.  Please supplementally explain to the Staff the circumstances under which a fee may be charged on purchase orders may be rejected as disadvantageous.

Response:  The Trust responds by explaining supplementally that the disclosure in the Prospectus concerning the $25 fee assessed for any payment that is returned is not intended to apply to purchase orders that are rejected by the Fund as disadvantageous, and has revised the applicable disclosure to read as follows:  "The Transfer Agent will charge a $25 fee against a shareholder's account, in addition to any loss sustained by the Fund, for any check or other method of payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application."  The Trust responds further by explaining supplementally that a purchase order may be determined to be disadvantageous to Fund if the order is a size that, under current conditions, could not be invested according to the Fund's investment objectives, policies and strategies as set forth in the Prospectus.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Douglas J. Neilson
Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios